Exhibit 2

FOR IMMEDIATE RELEASE

September 9, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Notice of Business Tie-Up with Gulliver International Co., Ltd.

     We are happy to announce that an agreement has been reached between Nissin Co., Ltd. (“Nissin”) and Gulliver International Co., Ltd. (“Gulliver”) (Head Office: Chiyoda-ku, Tokyo; President: Kenichi Hatori) for a business tie-up involving provision of services for members of Gulliver.

     In the tie-up, Nissin will offer loans to the members of the Golden Lounge (a members-only club operated by Gulliver) collateralized by their assets (vehicles in stock). The Golden Lounge deals in assets that include approximately 250,000 vehicles annually through approximately 500 dealerships nationwide. The tie-up is aimed at acquisition of new members for the Golden Lounge and provision of financial services to existing members of the Golden Lounge as well as acquisition of new customers and expansion of sales channels for Nissin.

     Provisional operation is scheduled to commence from late September with the aim of expanding to full-scale operation in six months. The tie-up is expected to have an insignificant effect on Nissin’s results for the current period.

(Reference)
Overview of Gulliver International
Head Office:	Shin Tokyo Bldg. 5F, 3-3-1, Marunouchi, Chiyoda-ku, Tokyo
Established:	October 25, 1994
Capital:	3,849.82 million yen
No. of Employees:	1,177 (As of February 28, 2003)
Business Outline:	Development of a franchise network involved in the purchases of used cars and provision of education and training for operators of the franchise dealerships.
Vehicle sales utilizing the “Dolphinet System”, a system that allows pictures of vehicles for sale to be viewed on a monitor.
Other businesses related to vehicular logistics.

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